1075880

2-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

02016416

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **February, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐
No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **11 February, 2002** By

Ronald Lea Erratt
Company secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX ANNOUNCEMENT **11 FEBRUARY 2002**

NOVOGEN RED CLOVER DIETARY SUPPLEMENT INHIBITS GROWTH OF PROSTATE CANCER CELLS IN HUMAN CLINICAL TRIAL

New human clinical trial data has revealed that Novogen Limited's red clover isoflavone supplement for men causes early stage prostate cancer cells to die in numbers five times larger than in an untreated control group.

The trial data was presented at the Third World Congress on the Ageing Male, in the German capital Berlin, by researchers from Monash University's Centre for Urological Research (see note below).

The intervention study of 38 patients was designed to determine the effects of red clover isoflavones, in the form of a dietary supplement, on men with confirmed prostate cancer.

Prior to prostate surgery, a dose of 160 mg of red clover isoflavones per day was administered to the treatment group until the time of surgery for each patient. Treatment periods ranged from approximately one to eight weeks. The data was compared with a control arm of patients who received no treatment.

Before and after treatment, investigators measured:

- serum prostate specific antigen (PSA);
- Gleason score (grade of cancer);
- serum testosterone;
- incidence of cancer cell death (apoptosis); and
- excreted isoflavone levels.

For each patient, an average of 2,500 cells were counted. The incidence of cancer cell death occurred an average of five times more often (0.25 percent vs. 1.5 percent) in the patients with red clover isoflavones compared to untreated subjects, specifically in regions of low grade cancer (Gleason grade 1-3). No adverse incidents were reported in the treatment group.

Listed on the ASX in 1994, Novogen Limited is headquartered in Sydney, Australia and is a world leader in isoflavone research. The Company coordinates an international clinical research and development program with external collaborators, hospitals and universities.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

Note: The presentation in Berlin was entitled: "INDUCTION OF APOPTOSIS IN LOW GRADE PROSTATE CANCER BY DIETARY ISOFLAVONES"
GP Risbridger (1), RA Jarred (1), M Keikha (1), C Dowling (1), S McPherson (1), J Pedersen (3), MF Frydenberg (2).
(1) Centre for Urological Research, Monash Institute of Reproduction & Development, (2) Department of Urology, Monash University, (3) Melbourne Pathology, Australia

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ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	**ASX (CODE NRT), NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**PROF ALAN HUSBAND, RESEARCH DIRECTOR, NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS